Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated May 11, 2017

Registration Statement No. 333-210094

$650,000,000 3.600% Senior Notes due 2024

Issuer:	Willis North America Inc.

Guarantors:	Willis Towers Watson Public Limited Company
Willis Towers Watson Sub Holdings Unlimited
Company
Willis Netherlands Holdings B.V.
Willis Investment UK Holdings Limited
TA I Limited
WTW Bermuda Holdings Ltd.
Trinity Acquisition plc
Willis Group Limited

(Moody’s/S&P/Fitch)*:	Baa3/BBB/BBB

Security Type:	Senior unsubordinated unsecured notes

Principal Amount:	$650,000,000

Issue Price:	99.914%

Proceeds to Issuer (before underwriting discount and expenses):	$649,441,000

Trade Date:	May 11, 2017

Settlement Date:	May 16, 2017 (T + 3)

Maturity Date:	May 15, 2024

Coupon:	3.600%

Interest Payment Dates:	Semi-annually on May 15 and November 15 of each year, commencing on November 15, 2017

Yield to Maturity:	3.614%

Treasury Benchmark:	2.000% due April 30, 2024

Treasury Price and Yield:	98-20; 2.214%

Spread to Benchmark Treasury:	140 basis points (1.400%)

Optional Redemption:	Prior to March 15, 2024, the notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

• 100% of the aggregate principal amount of the notes to be redeemed; and

•    an amount equal to sum of the present value of (i) the payment on March 15, 2024 of principal of the notes to be redeemed and (ii) the payment of the remaining scheduled payments through March 15, 2024 of interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the applicable Treasury Rate plus 20 basis points, plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

On or after March 15, 2024, we may, at our option, redeem the notes, in whole at any time or in part from time to time at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

CUSIP/ISIN:	970648 AF8/US970648AF88

Joint Book-Running Managers:	Barclays Capital Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
HSBC Bank plc
MUFG Securities Americas Inc.
PNC Capital Markets LLC
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC

Senior Co-Managers:	BMO Capital Markets Corp.
Citigroup Global Markets Inc.
BNP Paribas Securities Corp.

Co-Managers:	Santander Investment Securities Inc.
Standard Chartered Bank
TD Securities (USA) LLC

Use of Proceeds	The net proceeds from this offering, after deducting underwriter discounts and commissions and estimated offering expenses of $1,500,000, will be $643,878,500. We intend to use the net proceeds of this offering to pay down amounts outstanding under our Revolving Credit Facility (and related accrued interest), including amounts that were drawn to (i) repay our 2017 Notes and (ii) to pay down amounts outstanding under our Original Term Loan Facility and our Original Revolving Credit Facility, and for general corporate purposes.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Barclays Capital Inc., toll-free at (888) 603-5847 or J.P. Morgan Securities LLC, collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.